EXHIBIT B

EARNINGS RELEASE FOR THE QUARTER ENDED

DECEMBER 31, 2002 IN U.S. DOLLARS PREPARED FOR THE U.S. MARKET. AUSTRALIAN

READERS SHOULD REFER TO THE AUSTRALIAN DOLLAR EARNINGS RELEASE

NEWS CORPORATION REPORTS SECOND QUARTER

OPERATING INCOME GROWTH OF 48% TO $729 MILLION

REVENUES INCREASE 14% TO $4.7 BILLION

NET PROFIT BEFORE OTHER ITEMS INCREASES 58%

TO $320 MILLION

Q U A R T E R  H I G H L I G H T S

•	Television segment operating income up 46% on higher advertising revenues at the television stations and STAR.

•	Strong ratings and advertising growth at Fox News Channel and FX as well as higher affiliate rates at the Regional Sports Networks double operating income at Cable Network Programming.

•	Filmed Entertainment operating income more than doubles primarily on success of Ice Age worldwide home entertainment sales.

•	Print businesses report earnings contributions in line with a year ago in aggregate on continued strength of the Magazines and Inserts and Book Publishing segments.

•	Fox Entertainment Group, Inc. issues an additional 50 million shares for net cash proceeds of approximately $1.2 billion.

NEW YORK, NY, February 12, 2003 – The News Corporation Limited (NYSE: NWS, NWS.A) today reported second quarter consolidated revenues of $4.7 billion, a 14% increase over the $4.1 billion in the prior year and consolidated operating income of $729 million, up 48% over the $492 million a year ago. The year-on-year growth was driven primarily by substantial increases in the Filmed Entertainment, Television and Cable Network Programming segments.

Net profit for the fiscal second quarter was $239 million, an increase of $845 million over the net loss of $606 million reported in the second quarter a year ago which included a $909 million pre-tax write-down of the Company’s national sports contracts. Net profit before other items was $320 million compared to $203 million reported in the prior year.

The News Corporation Limited

Incorporated in South Australia

A.C.N. 007-910-330

2 Holt Street Sydney; Correspondence: G.P.O. Box 4245 Sydney, Australia; Telephone: (02) 9288-3000

MANAGEMENT REVIEW OF PERFORMANCE

The Statement of Financial Performance, Statement of Financial Position and Statement of Cash Flows for the three and six months ended December 31st are attached. The following commentary is made in respect to those statements, including an analysis of certain information contained therein.

NET PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY

The reported net profit attributable to members of the parent entity consisted of the following items:

	3 Months Ended December 31		6 Months Ended December 31,
	2002	2001	2002	2001
	US $ Millions (except per ADR amounts)
Revenue	$4,681	$4,119	$8,494	$7,521

Operating income	729	492	1,277	854
Associated entities before other items	(39)	6	(135)	(56)
Interest expense, net	(115)	(140)	(239)	(270)
Dividends on exchangeable preferred securities	(12)	(12)	(25)	(24)

Profit before income tax expense, outside equity interest and other items	563	346	878	504
Income tax expense	(178)	(104)	(276)	(146)
Outside equity interest	(65)	(39)	(120)	(72)

Net profit before other items	320	203	482	286

Other items, net of tax and outside equity interest: [a]
Group	(14)	(261)	(14)	(250)
Associated entities	(67)	(548)	(67)	(569)

Total other items	(81)	(809)	(81)	(819)

Net profit (loss) attributable to members of the parent entity	$239	$(606)	$401	$(533)

Earnings per ADR on net profit before other items, net	$0.24	$0.17	$0.36	$0.23

Weighted average number of ADRs outstanding in millions (diluted)	1,286	1,221	1,284	1,203

The following commentary discusses the major components of these results.

[a]	Previously referred to as “abnormal items”. This caption has been changed to be consistent with the presentation contained in the Statement of Financial Performance on page 12 of this release.

Consolidated Operating Income

	3 Months Ended December 31,		6 Months Ended December 31,
	2002	2001	2002	2001
	US $ Millions		US $ Millions
Filmed Entertainment	$255	$115	$355	$237
Television	165	113	353	165
Cable Network Programming	121	60	239	92
Magazines & Inserts	59	55	110	99
Newspapers	102	113	159	187
Book Publishing	48	42	106	83
Other	(21)	(6)	(45)	(9)

Consolidated Operating Income	$729	$492	$1,277	$854

CHAIRMAN’S COMMENTS

Commenting on the results, Chairman and Chief Executive Rupert Murdoch said:

“We are delighted with the 48 percent operating income growth we achieved in the second quarter. Such robust growth is a reflection of the strong operating leverage and momentum we have at most of our businesses. Double-digit revenue gains at our cable and television station operations have translated into even stronger double-digit operating income growth as tight cost management resulted in improved operating margins. Our film business continues to thrive from its string of successful theatrical releases and from strong growth in the home entertainment market. And our newspapers continue to enjoy better advertising revenues at most major titles. Although we were disappointed with the performance of the FOX network in the second quarter, the worst is clearly behind it. Indeed, the unprecedented ratings surge we have delivered following the quarter positions us to end this television season equal to or better than last year’s numbers – a remarkable turnaround. Our second quarter results underscore the popularity of our media products around the world and our continuing focus on cost-containment and a healthy balance sheet.”

Second quarter net losses at associated entities before other items were $39 million versus profits of $6 million a year ago. The year-over-year decline was primarily due to the inclusion of Stream losses and the unfavorable impact of foreign currency fluctuations at the Latin America DTH platforms. Additionally, second quarter losses at the Fox Sports Cable Networks associates reflect increased costs at Madison Square Garden, principally due to a player compensation charge. A detailed discussion of the components of associated entities’ losses is provided later in the release.

Second quarter net profit before other items increased to $320 million ($0.24 per ADR) versus $203 million ($0.17 per ADR) in the prior year primarily due to higher consolidated operating income partially offset by higher losses at the associated entities.

The Company reported a loss from other items in the quarter of $81 million versus a loss of $809 million a year ago. The loss in the current year primarily includes a gain related to the Fox Entertainment Group’s issuance of 50 million new shares offset by an additional write-down of the Company’s carrying value for its Gemstar investment. The loss in the second quarter a year ago primarily included a profit from the sale of a 49.5% interest in Fox Family Worldwide offset by a write-down of the Company’s national sports contracts and write-downs related to investments in KirchMedia and Stream. In addition, the loss from other items in the prior year included BSkyB’s write-down of its investment in KirchPayTV.

An interim unfranked dividend of A$0.06 per Ordinary ADR and an unfranked dividend of A$0.15 per Preferred Limited Voting ADR has been declared and is payable on May 7, 2003. Completed share transfer received by the Company until 5.00 PM on March 31, 2003 will be registered before entitlements to the dividend are determined. Elections with respect to the Dividend Reinvestment Plan, to have effect with respect to the above dividends, must be lodged with the Company by 5:00 PM on March 31, 2003. A discount of 10% will apply to the weighted average market price of the Ordinary and Preferred Limited Voting ADRs used to determine the respective entitlements under the Dividend Reinvestment Plan.

REVIEW OF OPERATING RESULTS

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported second quarter operating income of $255 million, a $140 million improvement over the $115 million reported in the same period a year ago. This substantial increase was primarily driven by record-breaking worldwide home entertainment sales led by the performance of Ice Age as well as contributions from Star Wars Episode II: Attack of the Clones, Behind Enemy Lines, Like Mike and catalog titles. These contributions were partially offset by the impact of marketing costs for several successful second and third quarter theatrical releases. Prior-year results were primarily driven by the worldwide home entertainment performance of Planet of the Apes and Dr. Dolittle 2.

Twentieth Century Fox Television (TCFTV) contributions increased versus the second quarter a year ago primarily reflecting higher syndication profits from King of the Hill and The X-Files as well as increased network license fees for The Practice. Additionally, continued momentum in home entertainment sales, most notably from The Simpsons and 24, contributed to the year-on-year growth. During the quarter, several of TCFTV’s new shows, including Cedric the Entertainer on FOX and Still Standing on CBS, sustained solid ratings, while a number of returning shows, including The Simpsons, 24, King of the Hill and Malcolm in the Middle, continued to perform extremely well, ranking number one in their time slots among adults 18-49.

TELEVISION

The Television segment reported second quarter operating income of $165 million versus $113 million in the same period a year ago, primarily reflecting a 25% increase at the Fox Television Stations.

Fox Television Stations (FTS) second quarter operating income grew $60 million over a year ago largely as a result of stronger advertising revenue. The advertising market was buoyed by increased spending particularly among the automotive, fast food, movie and telecommunication categories, while also benefiting from strong political advertising. Additionally, current-year earnings growth continued to be fueled by margin expansion primarily from cost reductions achieved through FTS’ integration of its duopoly stations.

At the Fox Broadcasting Company (FBC), second quarter operating losses increased compared to a year ago. Higher advertising revenues were more than offset by a rise in primetime programming costs reflecting the cancellation of several new series as well as increased promotional spending for the current season. Following the end of the quarter, the network premiered several shows that are handily winning their time slots among all key demographics, including American Idol 2, the highest rated show on network television among Adults 18-49 and Joe Millionaire, the number one new show of the 2002-2003 season.

STAR continued to improve its operating results in the second quarter, generating positive operating income compared to a slight operating loss a year ago despite absorbing start-up losses in the current year from the newly launched Xing Kong Wei Shi channel in China. The improvement was fueled by revenue growth of 17% primarily from an increase in subscription revenue at STAR Plus in India which continues to add new subscribers. Additionally, STAR Plus benefited from lower programming costs as a result of Kuan Banega Crorepati, the Hindi version of Who Wants To Be a Millionaire, being taken off the schedule. STAR Plus maintained its leadership position as the number one cable channel in the region and now broadcasts, on average, 29 of the top 30 Hindi programs.

CABLE NETWORK PROGRAMMING

Cable Network Programming, comprising the Fox News Channel (FNC), Fox Sports Networks (including the Regional Sports Networks (RSNs), the FX Channel (FX) and Speed Channel), the Los Angeles Dodgers and other cable-related businesses, reported second quarter operating income of $121 million, an improvement of $61 million over last year’s results. This success reflects strong growth across all of the Company’s primary cable television channels.

The Fox News Channel more than tripled its operating income versus the second quarter a year ago due to strong ad sales growth and relatively flat operating costs. FNC finished the calendar year with its fourth consecutive quarter as the most watched cable news network – fiscal second quarter viewership was 29% greater than that of its nearest competitor on a 24-hour basis and 33% higher in primetime.

Fox Sports Networks’ operating profit improved 65% during the quarter, driven primarily by double-digit revenue growth at both the RSNs and FX. The revenue increase at the RSNs was largely due to higher affiliate rates and an increase in the number of DTH subscribers. The growth at FX was the result of increases in both advertising and affiliate revenues that were fueled by strong ratings gains, higher pricing and a 6% increase in subscribers over the past year. Subsequent to quarter-end, FX debuted the second season of The Shield, which premiered with the highest second season ratings in basic cable history, in addition to winning Golden Globes for Best Drama Series and Best Actor in a Drama Series.

MAGAZINES AND INSERTS

The Magazines and Inserts segment reported second quarter operating income of $59 million, an increase of $4 million versus a year ago. The 7% improvement was primarily due to higher revenues and market share at both the Free Standing Inserts and In-Store divisions.

NEWSPAPERS

The Newspaper segment reported second quarter operating income of $102 million, a 10% decrease versus the same period a year ago as advertising revenue gains were more than offset by circulation revenue declines in the UK as a result of The Sun’s discounted pricing to match the competition.

The UK newspaper group reported a 37% operating income decline in local currency terms for the second quarter compared to a year ago as advertising revenue growth of 6% was more than offset by circulation revenue declines. The improvement in advertising was achieved across all titles, with particular strength at The Times and The Sunday Times. Circulation revenue declined as higher revenues at The News of the World, The Times and The Sunday Times were more than offset by the cover price reductions at The Sun. As a result of this initiative, circulation at The Sun has expanded by 5% compared to the second quarter a year ago.

The Australian newspaper group reported an 18% increase in operating income in local currency terms driven by a 10% increase in advertising revenue over a year ago and a moderate increase in circulation revenue. Advertising growth reflects particular strength in display advertising, including increases in the retail, real estate and national categories as well as growth in classified advertising, which experienced strength across all categories including employment in particular.

BOOK PUBLISHING

HarperCollins reported another quarter of strong operating profit, with contributions of $48 million, 14% above the same period a year ago. The solid quarterly results reflect the strong performance across all divisions worldwide, led by an array of bestsellers, including Michael Crichton’s Prey, the ongoing popularity of Lemony Snicket’s A Series of Unfortunate Events and J.R.R. Tolkien’s Lord of the Rings trilogy, and the breakout success of Zondervan’s The Purpose-Driven Life by Rick Warren. During the quarter, HarperCollins had 40 books on The New York Times bestseller lists including four books that reached the #1 spot.

REVIEW OF ASSOCIATED ENTITIES RESULTS

Second quarter net losses from associated entities before other items were $39 million versus profits of $6 million a year ago. The year-over-year decline was primarily due to the inclusion of Stream losses and the unfavorable impact of foreign currency fluctuations at the Latin America DTH platforms. Additionally, second quarter losses at the Fox Sports Cable Networks associates reflect increased costs at Madison Square Garden, principally due to a player compensation charge.

The Company’s share of associated entities earnings (losses) is as follows:

				3 Months Ended December 31,		6 Months Ended December 31,
	% Owned			2002	2001*	2002	2001*
				US $ Millions		US $ Millions
Platforms:
Sky Latin America:
Sky Brasil	46.7%	(a	)	$10	$18	$(57)	(13)
Innova—Mexico	30.0%			(9)	—	(17)	(19)
Other	Various			(6)	(11)	(14)	(22)
FOXTEL—Australia	25.0%			(2)	(2)	(4)	(4)
Stream	50.0%	(b	)	(61)	—	(100)	—
Channels:
Fox Sports Cable Networks	Various			(3)	12	9	4
STAR Associates:
ESPN STAR Sports	50.0%			—	(2)	1	(4)
Other STAR	Various	(c	)	(1)	(1)	(5)	(2)
Other Associates	Various	(d	)	33	(8)	52	4

Total associated entities’ earnings (losses) before other items				$(39)	$6	$(135)	(56)
Other items		(e	)	(67)	(548)	(67)	(569)

Total associated entities’ earnings (losses)				$(106)	$(542)	$(202)	(625)

Further details on the associated entities follow.

(a)	For the six months ended December 31, 2001, the Company’s share of Sky Brasil (formerly NetSat) was 36%.

(b)	The Company’s share of Stream’s start-up losses were not included through March 31, 2002.

(c)	Primarily comprising Phoenix Satellite Television, Taiwan Cable Systems, and Hathway Cable.

(d)	Primarily comprising Gemstar-TV Guide International, Independent Newspapers Limited, Queensland Press, The National Geographic Channels, Fox Family Worldwide (until it was sold in October 2001), Fox Sports International (until the remaining interest was purchased and consolidated in December 2001), and BSkyB.

(e)	Other items for the current quarter primarily include the Company’s share of Sky Brasil’s accumulated deferred tax asset write-off. The second quarter a year ago included BSkyB’s write-down of its carrying value in KirchPayTV.

*	Certain prior year amounts have been reclassified to conform to the current fiscal year presentation.

Sky Brasil (in US$)

	3 Months Ended December 31,				6 Months Ended December 31,
	2002		2001		2002		2001
	Millions (except subscribers)				Millions (except subscribers)
Revenues (in local currency)	R$	138	R$	131	R$	268	R$	256
Revenues		$37		$51		$79		$100
EBITDA		(5)		5		(6)		(2)
Net income (loss)		$21		$50		$136		$(35)

News’ reportable 46.7% share (in US$)		$10		$18		$57		$(13)

Net Debt (excluding capitalized leases)						$213		$213
Ending Subscribers						732,000		708,000

Sky Brasil’s revenues, which grew 5% in local currency terms in the quarter due to a higher subscriber base, decreased on a reported basis due to the decline of the average Brazilian Real versus the U.S. dollar. The decline in EBITDA reflects the lower revenues as well as an increase in programming and marketing costs associated with the Brazilian Soccer Championships, partially offset by cost savings in set-top box subsidies. The reduction in net income principally reflects lower foreign exchange gains compared to the prior year.

Innova (in US$) – Mexico

	3 Months Ended December 31,				6 Months Ended December 31,
	2002		2001		2002		2001
	Millions (except subscribers)				Millions (except subscribers)
Revenues (in local currency)	Ps	805	Ps	771	Ps	1,639	Ps	1,560
Revenues		$80		$84		$164		$169
EBITDA		24		8		50		18
Net loss		$(30)		$(1)		$(58)		$(63)

News’ reportable 30% share (in US$)		$(9)		$—		$(17)		$(19)

Net Debt (excluding capitalized leases)						$350		$370
Ending Subscribers						706,000		692,000

Innova’s revenues, which grew 4% in local currency terms in the quarter, decreased on a reported basis due to the decline of the average Mexican Peso versus the U.S. dollar. Innova’s EBITDA growth reflects the absence of costs associated with the satellite dish repositioning that was completed in the prior year. The increase in EBITDA was more than offset by the unfavorable impact of foreign currency exchange due to the weakening of the Mexican Peso on U.S. dollar denominated liabilities.

FOXTEL (in A$) – Australia

	3 Months Ended December 31,				6 Months Ended December 31,
	2002		2001		2002		2001
	Millions (except subscribers)				Millions (except subscribers)
Revenues	A$	150	A$	127	A$	288	A$	251
EBITDA		(8)		(6)		(20)		(21)
Net loss	A$	(13)	A$	(12)	A$	(30)	A$	(30)

News’ reportable 25% share (in US$)		$(2)		$(2)		$(4)		$(4)

Ending Subscribers (including Optus)						1,050,000		775,000

FOXTEL’s revenues for the quarter increased 18% principally due to a 12% increase in satellite subscribers compared to a year ago, higher average revenue per subscriber, and the inclusion of Optus wholesale subscribers as of December 1, 2002. EBITDA losses for the quarter increased A$2 million due to an increase in sports programming together with Fox Footy Channel costs and Optus license fee costs, partially offset by the increased revenues.

Fox Sports Cable Networks* (in US$)

	3 Months Ended December 31,		6 Months Ended December 31,
	2002	2001	2002	2001
	Millions (except subscribers)		Millions (except subscribers)
Net (loss) income	$(3)	$(2)	$9	$(24)

AGAAP Adjustments (1)	—	14	—	28

News’ reportable share*	$(3)	$12	$9	$4

Ending Subscribers			44,072,000	50,689,000

The increase in net loss reported by Fox Sports Cable Networks for the quarter primarily reflects the impact of a player compensation charge and lower revenues at Madison Square Garden, offset by the favorable impact of lower amortization at Regional Programming Partners from its adoption of FAS 142.

*Various associated interests ranging from 20 percent to 50 percent, primarily comprising Regional Programming Partners (including Madison Square Garden), Sunshine Network (until January 2002), Fox Sports Bay Area, Fox Sports Chicago, National Sports Partnership and National Advertising Partnership.

[1]	Principally reflects adjustments for reporting under Australian Generally Accepted Accounting Principles (“AGAAP”) relating to identifiable intangible amortization.

ESPN STAR Sports (in US$) –
Asia	3 Months Ended December 31,		6 Months Ended December 31,
	2002	2001	2002	2001
	Millions (except viewership)		Millions (except viewership)
Revenues	$39	$37	$76	$62
EBITDA	1	(1)	7	(3)
Net income (loss)	$(1)	$(3)	$2	$(8)

News’ reportable 50% share	$—	$(2)	$1	$(4)

Viewership			184,798,000	141,464,000

Revenue for the quarter reflects increased subscription revenues principally due to subscriber and rate growth in India and Hong Kong, partially offset by lower advertising revenues from South Africa Cricket events. EBITDA improved $2 million as the increase in revenues and lower programming and production costs were partially offset by higher promotional costs. Overall viewership at ESPN STAR Sports increased 31% to approximately 185 million, mainly due to growth in China and Korea.

Foreign Exchange Rates

Average foreign exchange rates used in the year-to-date profit results are as follows:

	6 Months Ended December 31,
	2002	2001
Australian Dollar/U.S Dollar	0.55	0.51
U.K. Pounds Sterling/U.S. Dollar	1.56	1.44

To receive a copy of this press release through the Internet, access News Corp’s corporate Web site located at http://www.newscorp.com

Audio from News Corp’s meeting with analysts on the second quarter results can be heard live on the Internet at 4:45 p.m. Eastern Standard Time today. To listen to the call, visit http://www.newscorp.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The “forward-looking statements” included in this document are made only as of the date of this document and we do not have any obligation to publicly update any “forward-looking statements” to reflect subsequent events or circumstances, except as required by law.

STATEMENT OF FINANCIAL PERFORMANCE a

	Note	3 Months Ended December 31,		6 Months Ended December 31,
		2002	2001	2002	2001
		US $ Millions (except per ADR amounts)
Sales revenue	1	$4,681	$4,119	$8,494	$7,521
Operating expenses		3,952	3,627	7,217	6,667

Operating income	1	729	492	1,277	854
Net loss from associated entities		(106)	(547)	(202)	(630)
Borrowing costs		(139)	(166)	(291)	(335)
Interest income		24	26	52	65

Net borrowing costs		(115)	(140)	(239)	(270)
Dividend on exchangeable preferred securities		(12)	(12)	(25)	(24)
Other expenses before income tax, net		(26)	(171)	(26)	(142)

Profit (loss) from ordinary activities before income tax		470	(378)	785	(212)

Income tax expense on:
Ordinary activities before change in accounting policy and other items		(178)	(104)	(276)	(146)
Other items		12	(43)	12	(61)

Net income tax expense		(166)	(147)	(264)	(207)

Net profit (loss) from ordinary activities after tax		304	(525)	521	(419)
Net profit attributable to outside equity interests		(65)	(81)	(120)	(114)

Net Profit (Loss) Attributable to Members of the Parent Entity		$239	$(606)	$401	$(533)
Net exchange gains (losses) recognized directly in equity		186	(89)	178	234
Other items recognized directly in equity		86	(140)	86	(140)

Total change in equity other than those resulting from transactions with owners as owners		$511	$(835)	$665	$(439)

Basic/diluted earnings per ADR on net profit (loss) attributable to members of the parent entity
Ordinary ADRs		$0.16	$(0.45)	$0.27	$(0.41)
Preferred limited voting ordinary ADRs		$0.19	$(0.55)	$0.32	$(0.49)
Ordinary and preferred limited voting ordinary ADRs		$0.18	$(0.50)	$0.30	$(0.45)

[a]	Following the issuance in June 2002 of the revised Australian Accounting Standard AASB 1018 “Statement of Financial Performance” this statement has been reformatted from previous presentations to be consistent with the format prescribed in the revised Australian Accounting Standard.

STATEMENT OF FINANCIAL POSITION

	December 31, 2002	June 30, 2002
	US $ Millions
ASSETS
Current Assets
Cash	$3,076	$3,574
Receivables	4,503	3,276
Inventories	1,297	1,091
Other	289	319

Total Current Assets	9,165	8,260

Non-Current Assets
Receivables	503	449
Investments in associated entities	3,653	3,878
Other investments	914	966
Inventories	2,494	2,387
Property, plant and equipment	3,802	3,762
Publishing rights, titles and television licenses	20,497	19,936
Goodwill	221	257
Other	363	398

Total Non-Current Assets	32,447	32,033

Total Assets	$41,612	$40,293

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	$76	$1,047
Payables	5,086	4,553
Tax liabilities	288	478
Provisions	150	129

Total Current Liabilities	5,600	6,207

Non-Current Liabilities
Interest bearing liabilities	7,667	7,662
Payables	2,205	2,286
Tax liabilities	546	245
Provisions	585	679

Total Non-Current Liabilities Excluding Exchangeable Preferred Securities	11,003	10,872

Exchangeable preferred securities	954	953

Total Liabilities	17,557	18,032
Shareholders’ Equity
Contributed equity	17,166	17,137
Reserves	603	530
Retained profits	2,339	1,843

Shareholders’ equity attributable to members of the parent entity	20,108	19,510
Outside equity interests in controlled entities	3,947	2,751

Total Shareholders’ Equity	24,055	22,261

Total Liabilities and Shareholders’ Equity	$41,612	$40,293

STATEMENT OF CASH FLOWS

	6 Months Ended December 31,
	2002	2001
	US $ Millions
Operating Activity
Net profit (loss) attributable to members of the parent entity	$401	$(533)
Adjustment for non-cash and non-operating activities:
Equity earnings, net	145	73
Depreciation and amortization	204	193
Provisions	178	45
Other items, net	81	819
Change in assets and liabilities:
Receivables	(1,236)	(814)
Inventories	(344)	(328)
Payables	868	510

Cash provided by (used in) operating activity	297	(35)
Investing and other activity
Property, plant and equipment	(184)	(152)
Investments	(837)	(1,489)
Repayment of loan by associate	96	—
Proceeds from sale of non-current assets	54	2,341

Cash (used in) provided by investing activity	(871)	700
Financing activity
Repayment of debt, net	(1,100)	(331)
Issuance of shares and preferred securities	1,220	57
Dividends paid	(75)	(82)
Leasing and other finance costs	(1)	—

Cash provided by (used in) financing activity	44	(356)

Net (decrease) increase in cash	(530)	309
Opening cash balance	3,574	2,842
Exchange movement on opening balance	32	19

Closing cash balance	3,076	$3,170

Note 1 – SEGMENT DATA

	3 Months Ended December 31,		3 Months Ended December 31,
	2002	2001	2002	2001
	US $ Millions		US $ Millions
BY GEOGRAPHIC AREAS
Revenues
United States	$3,670	$3,191	$6,559	$5,752
United Kingdom	641	605	1,231	1,145
Australasia	370	323	704	624

	$4,681	$4,119	$8,494	$7,521

Operating Income
United States	$584	$343	$1,052	$624
United Kingdom	83	115	139	186
Australasia	62	34	86	44

	$729	$492	$1,277	$854

BY INDUSTRY SEGMENT
Revenues
Filmed Entertainment	$1,335	$1,118	$2,217	$2,056
Television	1,443	1,338	2,467	2,130
Cable Network Programming	502	404	1,056	840
Magazines and Inserts	215	195	409	394
Newspapers	672	611	1,279	1,181
Book Publishing	326	289	673	602
Other	188	164	393	318

	$4,681	$4,119	$8,494	$7,521

Operating Income
Filmed Entertainment	$255	$115	$355	$237
Television	165	113	353	165
Cable Network Programming	121	60	239	92
Magazines and Inserts	59	55	110	99
Newspapers	102	113	159	187
Book Publishing	48	42	106	83
Other	(21)	(6)	(45)	(9)

	$729	$492	$1,277	$854